UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 333-297854

Deep Sea Minerals Corp.

(Translation of registrant’s name into English)

Suite 1600, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SUBMITTED HEREWITH

Exhibits 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-10 (File No. 333-297854).

EXHIBIT
99.1	Unaudited Condensed Interim Financial Statements for the three and six month period ended June 30, 2026 and June 30, 2025.

99.2	Management’s Discussion and Analysis for the three and six month period ended June 30, 2026.

99.3	CEO Certification dated August 11, 2026.

99.4	CFO Certification dated August 11, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deep Sea Minerals Corp.

/s/ Steven Nguyen
Steven Nguyen
Chief Financial Officer
Date:	August 14, 2026